As filed with the Securities and Exchange Commission on August 14, 2015

                                                    1933 Act File No. 333-204681
                                                     1940 Act File No. 811-03763
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1339

B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                             Lisle, Illinois 60532

D.   Name and complete address of agents for service:

     GUGGENHEIM FUNDS DISTRIBUTORS, LLC
     Attention:  Amy Lee, Esq.
     Vice President and Secretary
     2455 Corporate West Drive
     Lisle, Illinois  60532

     CHAPMAN AND CUTLER LLP
     Attention: Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/_/  immediately upon filing pursuant to paragraph (b)

/_/  on (date) pursuant to paragraph (b)

/_/  60 days after filing pursuant to paragraph (a)(1)

/_/  on (date) pursuant to paragraph (a)(1) of rule 485

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on August 14, 2015 at 2:00 P.M. Eastern Time pursuant to Rule 487.




                   Guggenheim Defined Portfolios, Series 1339

             Guggenheim Short Duration High Yield Trust, Series 42


                                GUGGENHEIM LOGO

     A portfolio containing below investment-grade corporate bonds selected by Guggenheim Funds Distributors, LLC with the assistance of Guggenheim
                      Partners Investment Management, LLC


                                   Prospectus
                             Dated August 14, 2015


           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

================================================================================
INVESTMENT SUMMARY

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview


     Guggenheim Defined Portfolio, Series 1339, is a unit investment trust that consists of Guggenheim Short Duration High Yield Trust, Series 42 (the "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 7.5 years.


                              Investment Objective


     The trust seeks to provide current income.


                         Principal Investment Strategy


     The trust will invest in a portfolio of high yield corporate securities or "junk" bonds. The sponsor will select bonds that it believes have the best chance to meet the trust's investment objective over its life. The trust may hold bonds that are issued by companies headquartered or incorporated outside the United States.

     The portfolio of the trust consists of high yield corporate debt obligations, which may include corporate bonds, mortgage- and asset-backed securities, loan participations and pass through securities. As of the initial date of deposit (the "Inception Date"), at least 80% of the bonds in the portfolio are rated below investment-grade as determined by at least one or more nationally recognized statistical rating organizations. High-yield or "junk" bonds are frequently issued by corporations in the growth stage of their development or by established companies which are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree than investment-grade bonds. See "Description of Bond Ratings" for additional information.

     "Duration" is the estimated number of years required to receive the present value of future payments, both of interest and principal, of a bond. Duration is often used as an indicator of a bond's price volatility resulting from changes in interest rates. The sponsor considers this trust to be a "short duration" portfolio because the average weighted duration of the bonds in the trust is 3.4 years. The duration of the bonds in the trust range from 0.32 to
6.12 years.

     As a result of this strategy, the trust is concentrated in the consumer products sector and invests significantly in the information technology sector.


     The trust intends to pay interest distributions each month and expects to prorate the interest distributed on an annual basis; see "Distributions." The record dates and distribution dates for principal and interest distributions are the 15th and 25th of each month, respectively. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     The sponsor has selected Guggenheim Partners Investment Management, LLC ("GPIM"), a subsidiary of Guggenheim Partners, LLC, to assist the sponsor with the selection of the trust's portfolio.

                                 Bond Selection

     The sponsor considered the following factors, among others, in selecting the bonds:

     o The bonds may be rated below investment-grade by at least one or more nationally recognized statistical rating organizations;

     o The price of the bonds relative to other bonds with comparable characteristics;

     o The diversification of bonds with respect to the issuer with no one issuer comprising more than 20% of the final portfolio;

     o Attractiveness of the interest payments relative to bonds with similar characteristics; and

     o The potential for early return of principal or any event risk which could have a negative impact on the price of the bonds.

            Guggenheim Partners Investment Management, LLC (GPIM)

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                   Essential Information
                 (as of the Inception Date)


Inception Date
  (Initial Date of Deposit)                  August 14, 2015

First Settlement Date                        August 19, 2015

Public Offering Price                              $1,060.23

Mandatory
  Termination Date                            April 15, 2023

Distribution Date                     25th day of each month
                     (commencing September 25, 2015, if any)

Record Date                           15th day of each month
                     (commencing September 15, 2015, if any)

Evaluation Time                As of the close of trading of
                                 the New York Stock Exchange
                          (normally 4:00 p.m. Eastern Time).
                        (However, on the first day units are
                         sold the Evaluation Time will be as
                          of the close of trading on the New
                         York Stock Exchange or the time the
                       registration statement filed with the
                          Securities and Exchange Commission
                               becomes effective, if later.)

CUSIP Numbers

Cash Distributions
Standard Accounts                                  40170A347
Fee Account Cash                                   40170A354

Ticker                                                CGSYQX

Dollar Weighted Average Maturity
  of Bonds in the Trust                          5.648 years

Minimum Principal Distributions               $1.00 per unit

Minimum Par Value of the Bonds
  in the Trust under which the
  Trust Agreement may be
  Terminated                                   $200 per unit

                       Types of Bonds

                                                 Approximate
Type of Issuer/Sectors                 Portfolio Percentage*
-------------------------              ---------------------
Consumer Discretionary                                 29.45%
Consumer Staples                                       15.20
Energy                                                  4.83
Financials                                              8.38
Industrials                                             4.79
Information Technology                                 22.27
Materials                                               4.73
Telecommunication Services                              5.13
Utilities                                               5.22
                                                    --------
Total                                                 100.00%
                                                    ========

                          Countries

                                                 Approximate
Country/Territory                      Portfolio Percentage*
-------------------------              ---------------------
Canada                                                  7.79%
United States                                          92.21
                                                    --------
Total                                                 100.00%
                                                    ========

                         Bond Ratings

                                                 Approximate
Standard & Poor's                      Portfolio Percentage*
-------------------------              ---------------------
BB+                                                     4.73%
BB                                                     17.57
BB-                                                    23.36
B+                                                     14.67
B                                                      20.08
B-                                                     14.59
NR                                                      5.00
                                                    --------
Total                                                 100.00%
                                                    ========
Minimum Investment
All accounts                                          1 unit

* Based upon fair value.
--------------------------------------------------------------------------------




Guggenheim Short Duration High Yield Trust, Series 42
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of the Inception Date, August 14, 2015
-------------------------------------------------------------------------------
Principal Amount of Bonds in Trust(1):                            $   8,208,000
Number of Units:                                                          8,208
Fractional Undivided Interest in Trust per Unit:                        1/8,208
Principal Amount of Bonds per Unit(1):                            $    1,000.00
Public Offering Price:
      Aggregate Offering Price of Bonds in the Portfolio:         $   8,397,365
      Aggregate Offering Price of Bonds per Unit:                 $    1,023.07
      Organization Costs per Unit(2):                             $        5.88
      Sales Charge of 2.95% of Public Offering Price per Unit:    $       31.28
      Public Offering Price per Unit:                             $    1,060.23
Redemption Price per Unit(3):                                     $    1,019.26
Excess of Public Offering Price Over Redemption Price per Unit:   $       40.97

Estimated Annual Interest Income per Unit
   (includes cash income accrual only):                           $       67.97
Less Estimated Annual Expenses per Unit:                          $        2.51
                                                                ----------------
Estimated Net Annual Interest Income per Unit(4):                 $       65.46
                                                                ----------------
Estimated Daily Rate of Net Interest Accrual per Unit:            $     0.18183
Estimated Current Return Based on Public Offering Price
   (includes cash income accrual only)(5):                                 6.17%
Estimated Long-Term Return(5):                                             5.12%

Estimated Interest Distributions per Unit(6):
o Date of First Distribution:                                September 25, 2015
o Amount of First Distribution:                                   $        4.72
o Record Date of First Distribution:                         September 15, 2015
o Date of Regular Distribution:                              25th of each Month
o Amount of Regular Distribution:                                 $        5.45
o Record Date of Regular Distribution:                       15th of each Month


----------------
(1) Represents the principal amount of the underlying bonds held in the trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay any expenses of the trust. Bonds will be sold to meet redemptions, to pay expenses and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the trust and the principal amount of bonds per unit. Units of the trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.

(2) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust.

(3) Based upon the bid prices of the bonds plus the organization costs per unit. Upon tender for redemption, the price to be paid will include accrued interest as described in "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit."

(4) Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds.

(5) See "Estimated Current Return and Estimated Long-Term Return to Unitholders" for an explanation of estimated current return and estimated long-term return.


(6) Distributions, if any, will be made monthly commencing September 25, 2015. The amount of distributions of the trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. Fees and expenses of the trust may vary as a result of a variety of factors including the trust's size, redemption activity, brokerage and other transaction costs and extraordinary expenses.


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o At least 80% of the bonds held by the trust are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, below investment-grade bonds may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Corporate bonds are fixed rate debt obligations that generally decline in value with increases in interest rates. Foreign and U.S. interest rates may rise or fall by differing amounts and, as a result, the trust's investment in foreign securities may expose the trust to additional risks. Generally, bonds with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a bond has a duration of 3 years and interest rates go up by 1%, it can be expected that the bond price will move down by 3%. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     o Corporate bonds are subject to credit risk in that an issuer of a bond may be unable to make interest and principal payments when due. In general, lower rated bonds carry greater credit risk.

     o There is no assurance that the trust portfolio will retain for any length of time its present size and diversity. As indicated in the "Trust Portfolio," a number of the bonds in the trust may be called prior to their stated maturity date and will remain callable throughout the life of the trust. A call provision is more likely to be exercised by the issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. In such cases, the proceeds from such redemptions will be distributed to unit holders. The Estimated Current Return and Estimated Long-Term Return of the units may be adversely affected by such sales or redemptions. As stated below, the size and diversity of the trust may also be affected by the trust's sale of bonds to meet redemptions, for credit issues and in other circumstances.

     o The sponsor does not actively manage the portfolio. Because the portfolio is fixed and not managed, in general, the trust only sells bonds at the trust's termination or in order to meet redemptions, for tax purposes, for credit issues or to pay sales charges and expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust.

     o No assurance can be given that the trust's investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

     o The trust is subject to market risk. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer.

     o An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or interest payments in the future, may call a security before its stated maturity or may reduce the level of payments made. In addition, there is no guarantee that the issuers will be able to satisfy their interest or principal payment obligations to the trust over the life of the trust. This may result in a reduction in the value of your units.

     o The trust includes restricted bonds. Restricted bonds are issued under Rule 144A of the Securities Act of 1933, as amended, and may only be resold in privately negotiated transactions pursuant to federal securities laws or in a public offering with respect to which a registration statement is in effect under the Securities Act. As a result, such bonds may not be readily marketable. In addition, certain restricted bonds may be illiquid.

     o The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o The trust invests in foreign securities. The trust's investment in foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The income generated by the trust may be reduced over time in response to bond sales, changes in distributions paid by issuers, unit redemptions and expenses.

     o The trust is concentrated in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.


     o The trust invests significantly in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust. Adverse developments in the sector may affect the value of your investment. Companies involved in this sector must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services. Furthermore, sector predictions may not materialize and the companies selected for the trust may not represent the entire sector and may not participate in the overall sector growth.


     o Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer has committed to issue such bonds). The effect of the trust holding a "when issued" bond is that unitholders who purchase their units prior to the delivery date of such bond may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" bond during the time between their purchase of units and delivery of such bonds to the trust.

     o The trust may sell bonds to meet redemptions, to pay expenses, for credit issues and in other circumstances. Accordingly, the size, diversity, composition, returns and income generated by the trust may be adversely affected. In addition, such sales of bonds may be at a loss. If such sales are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

     o Certain bonds included in the trust may be original issue discount bonds or "zero coupon" bonds, as noted in "Trust Portfolio." These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

     o Certain bonds in the trust may be subject to liquidity risk. The principal trading market for the bonds in the trust will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of the trust will be adversely affected if trading markets for the bonds are limited or absent.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" for additional information.

                                     Taxes

     Distributions from the trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See "Tax Status" for further tax information.

                                 Distributions

     Holders of units will receive interest payments, if any, from the trust each month. The trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     As of the Inception Date, each unit of the trust represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the trust.

                                Market for Units

     The sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will generally be at prices based upon the aggregate bid price of the underlying bonds. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the "trustee"). The price received from the trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                               Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of below investment-grade or "junk" corporate bonds;

     o    The trust is part of a longer-term investment strategy; and

     o The trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     o You are uncomfortable with the risks associated with a defined portfolio of below investment-grade or "junk" securities; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur for primary market purchases based on a $1,000 unit price. Actual expenses may vary.

                               Percentage     Amount
                                of Public    Per Unit
                                Offering     (based on
Investor Fees                   Price (1)   $1,000 Unit)
-----------------------------------------   ------------
Maximum sales fee
  paid on purchase                2.95%       $29.50
                              ===========   ============
Estimated organization
  costs (2)                      $5.88
                              ===========


                              Approximate
Annual Fund                      % Per
Operating                        $1,000       Amount
Expenses                        invested     Per Unit
-----------------------------------------   ------------
Trustee's fee (3)(4)             0.094%         $0.94
Sponsor's supervisory fee (3)    0.030           0.30
Evaluator's fee (3)              0.035           0.35
Bookkeeping and
  administrative fee (3)         0.035           0.35
Estimated other trust
  operating expenses (5)         0.057           0.57
                              -----------   ------------
 Total                           0.251%         $2.51
                              ===========   ============


(1) The maximum sales fee consists entirely of an initial sales fee deducted at the time of purchase. Investors will be assessed a sales fee on the portion of their units represented by cash to pay the trust's organization costs.

(2) The estimated organization costs include the amount per unit paid by the trust at the end of the initial offering period or after six months, at the discretion of the sponsor.

(3) The trustee's fees and the sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decrease during that period. The sponsor serves as the evaluator.

(4) During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee's fee will be the amount indicated above.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $8.5 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                  $   379
3 years                     431
5 years                     488
8 years (life of trust)     584


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.


                                           Trust Portfolio


Guggenheim Defined Portfolios, Series 1339
Guggenheim Short Duration High Yield Trust, Series 42
As of the Inception Date, August 14, 2015
----------------------------------------------------------------------------------------------------
                                                     1st Optional
Aggregate                                            Redemption                  Cost To
Principal   Company Name (1)                         Provisions (2)      S&P (3) Portfolio (4)(5)(6)
----------------------------------------------------------------------------------------------------
            Consumer Discretionary (29.45%)
$   400,000   AmeriGas Finance LLC                   5/20/2017 @ 103.50
                7.00% Due 5/20/2022 (8)              5/20/2020 @ 100     NR      $   420,000
    400,000   Cequel Communications Holdings I LLC   9/15/2015 @ 104.78
                6.375% Due 9/15/2020 (7)(9)          9/15/2018 @ 100     B-          404,000
    400,000   DISH DBS Corporation
                6.75% Due 6/1/2021 (7)                                   BB-         412,500
    400,000   MDC Partners, Inc.                     4/1/2016 @ 103.38
                6.75% Due 4/1/2020 (7)(9)(12)        4/1/2018 @ 100      B+          401,000
    400,000   Men's Wearhouse, Inc.                  7/1/2017 @ 105.25
                7.00% Due 7/1/2022 (7)               7/1/2020 @ 100      B-          430,000
    400,000   Seminole Hard Rock Entertainment, Inc. 5/15/2016 @ 104.41
                5.875% Due 5/15/2021 (7)(9)          5/15/2019 @ 100     BB-         406,000
            Consumer Staples (15.20%)
    400,000   Bumble Bee Holdings Inc.               9/14/2015 @ 104.50
                9.00% Due 12/15/2017 (9)             12/15/2016 @ 100    B           416,500
    400,000   HRG Group, Inc.                        1/15/2016 @ 105.91
                7.875% Due 7/15/2019 (7)             1/15/2018 @ 100     B+          427,000
    400,000   Spectrum Brands, Inc.                  11/15/2017 @ 103.31
                6.625% Due 11/15/2022 (7)            11/15/2020 @ 100    B           433,000
            Energy (4.83%)
    400,000   EP Energy                              5/1/2016 @ 104.69
                9.375% Due 5/1/2020 (7)              5/1/2018 @ 100      B           406,000
            Financials (8.38%)
    400,000   Jefferies Finance LLC                  4/1/2016 @ 105.53
                7.375% Due 4/1/2020 (7)(9)           4/1/2019 @ 100      B+          404,000
    295,000   NewStar Financial, Inc.                5/1/2017 @ 103.63
                7.25% Due 5/1/2020 (7)(9)            5/1/2019 @ 100      BB-         299,425
            Industrials (4.79%)
    400,000   Actuant Corporation                    6/15/2017 @ 102.81
                5.625% Due 6/15/2022 (7)             6/15/2020 @ 100     BB          402,000
            Information Technology (22.27%)
    400,000   Audatex North America, Inc.            6/15/2017 @ 103
                6.00% Due 6/15/2021 (7)(9)           6/15/2019 @ 100     BB-         405,500
    400,000   Infor, Inc.                            5/15/2018 @ 103.25
                6.50% Due 5/15/2022 (7)(9)           5/15/2020 @ 100     B-          391,000
    400,000   Micron Technology, Inc.                2/15/2017 @ 104.41
                5.875% Due 2/15/2022 (7)             2/15/2020 @ 100     BB          406,500
    400,000   NCR Corporation                        12/15/2017 @ 102.94
                5.875% Due 12/15/2021 (7)            12/15/2019 @ 100    BB          414,000
    250,000   Open Text Corporation                  1/15/2018 @ 104.22
                5.625% Due 1/15/2023 (7)(9)(12)      1/15/2021 @ 100     BB          252,813
            Materials (4.73%)
    400,000   Steel Dynamics, Inc.                   4/15/2018 @ 102.63
                5.25% Due 4/15/2023 (7)              4/15/2021 @ 100     BB+         398,000


                                     Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1339
Guggenheim Short Duration High Yield Trust, Series 42
As of the Inception Date, August 14, 2015
----------------------------------------------------------------------------------------------------
                                                     1st Optional
Aggregate                                            Redemption                  Cost To
Principal   Company Name (1)                         Provisions (2)      S&P (3) Portfolio (4)(5)(6)
----------------------------------------------------------------------------------------------------
            Telecommunication Services (5.13%)
$   463,000   Avaya, Inc.                            9/14/2015 @ 103.50
                7.00% Due 4/1/2019 (9)               4/1/2017 @ 100      B       $   430,127
            Utilities (5.22%)
    400,000   AES Corporation
                7.375% Due 7/1/2021 (7)              6/1/2021 @ 100      BB-         438,000
-----------                                                                      ------------
$ 8,208,000                                                                      $ 8,397,365
===========                                                                      ============


The below footnotes only apply when noted.


(1) Bonds of these issuers are all represented by "regular way" or "when issued" contracts to purchase bonds. All contracts to purchase the bonds were entered into on August 12, 2015 through August 13, 2015. All contracts are expected to be settled prior to or on August 18, 2015.


(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's corporate bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The prices used to determine the Cost to Portfolio were determined as of the open of trading on the Inception Date. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon the "offered side" prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized corporate bond pricing service. The sponsor may acquire bonds from Guggenheim Capital Markets, LLC, a subsidiary of Guggenheim Partners, LLC and affiliate of the sponsor, and GPIM, who may accumulate such bonds at the request of the sponsor. The offering prices are greater than the current bid prices of the bonds which are the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "How to Sell Your Units--Redemption--Computation of Redemption Price Per Unit"). The cost to sponsor and the resulting profit or loss to sponsor may include the gain or loss on certain futures contracts entered into by the sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the bonds. Other information regarding the bonds is as follows:


               Cost to Sponsor   Profit (Loss) to Sponsor
               (on the deposit       (on the deposit
                of the bonds)         of the bonds)
               ---------------   ------------------------
                 $8,330,681              $66,684

(5)  Estimated annual interest income to the trust is $557,860 (unaudited).


(6) In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that the trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the trust's own assumptions in determining the fair value of investments). At the Inception Date, all of the trust's investments are classified as Level 2 as the securities are transacted through a dealer network.

(7) This bond has a "make whole" call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made; over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(8) This bond is rated below investment-grade by a nationally recognized statistical rating organization other than Standard & Poor's.

(9) This security is a restricted bond which only may be resold pursuant to Rule 144A under the Securities Act of 1933, as amended. See "Investment Risks" for additional information.

(10) This security is a direct obligation of, or guaranteed by, the government noted.

(11) The issuer of this security may elect to pay interest in kind in lieu of cash.

(12) This security represents the corporate debt obligation of a foreign company.

(13) This bond was issued at an original discount. See "Investment Risks" for additional information.

================================================================================
UNDERSTANDING YOUR INVESTMENT

                                   The Trust

     Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Guggenheim Funds Distributors, LLC, as sponsor and as evaluator ("evaluator"), and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "units") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

     Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

                                Public Offering

     Offering Price. The sponsor will serve as the trust's principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, cash and other net assets in the portfolio, and a pro rata portion of estimated organization costs. Included within the Public Offering Price is also a sales charge. During the initial public offering period, for sales of at least $100,000 or 100 units investors will be entitled to a volume discount from the sales charge as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

     During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (i) on the basis of current offering prices for the bonds; (ii) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds; (iii) by making an appraisal of the value of the bonds on the basis of offering prices in the market; or (iv) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see "How to Sell Your Units--Redemption."

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, and the initial fees and expenses of the trustee. Cash has been deposited in the trust for purposes of the payment of organization costs. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Transactional Sales Fee. You pay a sales fee when you buy units. We refer to this fee as the "transactional sales fee." The maximum transactional sales fee equals 2.95% of the Public Offering Price per unit (equivalent to 3.04% of the net amount invested plus cash deposited to pay the trust's organization costs). After the end of the initial offering period, the maximum sales fee for secondary market transactions will be a maximum of 2.95% of the Public Offering Price per unit at the time of purchase.

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

                    Sales Charge
Purchase Amount      Reductions
--------------------------------
Less than 100 units      0.00%
100 - 249 units          0.25%
250 - 499 units          0.50%
500 - 999 units          0.80%
1,000 - 2,999 units      1.00%
3,000 or more units      1.70%

     The quantity discount levels also apply on a dollar basis using a $1,000 unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge reduction will be 0.50% .

     Aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o purchases by your spouse or children under the age of 21 living in the same household, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account"). If you purchase units for a Fee Account, you will pay the Public Offering Price less the maximum applicable concession the sponsor typically allows to broker-dealers for non-breakpoint trades.

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your trust. See "Rights of Unitholders--Expenses and Fees" in this prospectus.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units with a reduction of 1.00% from the maximum Public Offering Price, which may include an upfront sales fee. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Tax Status" and "Rights of Unitholders--Expenses and Fees" in this prospectus.

     Employees. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Distribution of Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Purchase Amount/
Form of Purchase    Concession
------------------------------
Less than 100 units    2.00%
100 - 249 units        1.75%
250 - 499 units        1.50%
500 - 999 units        1.25%
1,000 - 2,999 units    1.10%
3,000 or more units    0.50%
Rollover Purchases     1.00%

     The distribution fee levels also apply on a dollar basis using a $1,000 unit equivalent. For example, if you sell between $250,000 and $499,999, your concession will be 1.50% .

     We apply these amounts at the time of the transaction. Firms that are serving as underwriters are entitled to additional compensation as described in "Underwriting Concessions" below. For secondary market sales, the dealer concession will be 80% of the applicable sales charge.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:

Primary Offering             Additional
Period Sales During            Volume
Calendar Quarter             Concession
---------------------------------------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         0.075
$25 million but
  less than $50 million         0.100
$50 million or more             0.125

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the Public Offering Price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the underwriters by the sponsor as described in "Underwriting Concessions" below.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including the trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units in the amounts set forth in the "Trust Portfolio."

     Additional Units. After your trust is created, additional units of the trust may be issued by depositing in the trust bonds and/or cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds.

                            Underwriting Concessions

     The sponsor has entered into an Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession as described in "Public Offering--Distribution of Units."

     In lieu of the concessions provided in "Public Offering--Distribution of Units," the entities that have executed the Agreement Among Underwriters and acquired at least 500 units of the trust from the sponsor on the first day units are sold publicly (the "Underwriters") will receive from the sponsor the maximum dealer concession contained in the following table:

                     Maximum
                      Dealer
Purchase Amount     Concession
------------------------------
500 - 999 units        2.10%
1,000 - 2,999          2.15%
3,000 - 4,999          2.20%
5,000 or more units    2.25%

     The dealer concession levels also apply on a dollar basis using a $1,000 unit equivalent. For example, if you underwrite between $500,000 and $999,999, your concession will be 2.10% .

     Following the first day that units are sold publicly, Underwriters that sell 499 units or less in units of the trust on a given day will be entitled to a maximum dealer concession of 2.10% of the Public Offering Price, and Underwriters that sell at least 500 units on a given day will be entitled to a maximum dealer concession per unit equal to the amount received for sales occurring on the first day units are sold publicly.

     The dealer concessions provided above represent the maximum compensation available for dealer firms for non-breakpoint trades. For breakpoint trades by investors, the compensation received by dealer firms for a given transaction will be reduced by the amount of the sales charge reduction provided to the investor purchasing units. (See "Public Offering--Large Purchases" in the prospectus for the Sales Charge Reductions schedule.)

     In addition to any other benefits, the sponsor will share with the Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the sponsor's cost of the securities in connection with their acquisition (including the cost of insurance obtained by the sponsor prior to the Inception Date for individual securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the aggregate offering price thereof on the Inception Date (the "acquisition profit") less a charge for acquiring the bonds in the portfolio and for the sponsor maintaining a secondary market for the units. For purposes of determining the acquisition profit, the sponsor will utilize the prices of the bonds derived from Standard & Poor's Securities Evaluations. All units created by the sponsor on the Inception Date will be eligible for the purpose of determining the acquisition profit. Dealers who are Underwriters will be eligible for a portion of such acquisition profit, if any.


                Underwriting

                                   Number
Name and Address                   of Units
-------------------------------------------
Sponsor and Underwriter:
Guggenheim Funds Distributors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532

Underwriters:
                                   --------
Total:
                                   ========


     Sponsor's and Dealers' Profits. As set forth under "Public
Offering--Offering Price," the sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

     Also, any difference between the sponsor's cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the bonds in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, securities markets have experienced significant volatility. If the value of the bonds falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Failure of Issuers or Insurers to Pay Interest and/or Principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

     High-yield securities risk. At least 80% of the bonds held by the trust are rated below investment-grade and are considered to be "junk" securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

     High-yield or "junk" securities are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete.

     Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated by only one rating agency. This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Redemption or Sale Prior to Maturity. As of the Inception Date, a number of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised by an issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     The trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

     To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the units may be adversely affected by such sales or redemptions.

     Market Risk. Market risk is the risk that the value of the bonds in the trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the trust is not managed, the trustee will not sell bonds in response to or in anticipation of market fluctuations, as is common in managed investments.

     Income Risk. The income from the trust's portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates, bonds that are sold from the trust's portfolio and increased expenses.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     Price Volatility of Fixed-Rate Bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

     Original Issue Discount Bonds and Zero Coupon Bonds. Certain bonds in the trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate.

     Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

     Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis. The trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

     On sale or redemption, unitholders may receive ordinary income dividends from the trust if the trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

     The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. See "Tax Status" herein.

     "When Issued" and "Delayed Delivery" Bonds. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

     Restricted Bonds. The trust invests in bonds that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). Such bonds may not be readily marketable and certain restricted bonds may be illiquid.

     Restricted bonds may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the trust may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the trust may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the trust might obtain a less favorable price than that which prevailed when it decided to sell.

     Market Discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the trust is not actively managed, the trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

     Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a corporate debt obligation;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o    be of comparable credit quality to the failed bond.

     If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

     Concentration Risk. The trust is considered to be "concentrated'' in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the trust subject to more market risk.

     Consumer products sector risk. The trust is concentrated in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on the trust than on more broadly diversified trusts. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sectors are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


     Information technology sector risk. The trust invests significantly in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this trust than on a more broadly diversified trust.

     Companies involved in this sector must contend with:

     o    rapid changes in technology;

     o    worldwide competition;

     o    dependence on key suppliers and supplies;

     o    rapid obsolescence of products and services;

     o    termination of their patent protections;

     o    cyclical market patterns;

     o    evolving industry standards;

     o    frequent new product introductions;

     o    government regulation;

     o unexpected changes in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology; and

     o the fact that operating results and customer relationships could be adversely affected by:

          -- an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and

          -- the failure of the issuer to comply with rigorous industry standards.


     Foreign Securities Risk. Your trust invests in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the trust's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the trust's foreign security holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Risk Inherent in an Investment in Different Types of Bonds.

     Corporate Debt Obligations. An investment in units of the trust should be made with an understanding of the risks that an investment in fixed rate, below investment-grade corporate debt obligations may entail, including the risk that the value of the units will decline with increases in interest rates. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities.

     A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the bonds and the value of the underlying portfolio being reduced. The trust may consist of corporate debt obligations that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the bonds and the value of the underlying portfolio being reduced.

     Should the issuer of any corporate debt obligation default in the payment of principal or interest, the trust may incur additional expenses seeking payment on the defaulted bond. Because amounts recovered by the trust in payment under the defaulted corporate debt obligation, if any, may not be reflected in the value of the units until actually received by the trust, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.

     Pass Through Certificates. A pass through certificate represents a fractional undivided interest in an underlying pool of assets. Pass through certificates usually provide for payments of principal and interest received to be passed through to their holders, usually after deduction for certain costs and expenses incurred in administering the pool. Because pass through certificates represent an ownership interest in the underlying assets, the holders thereof bear directly the risk of any defaults by the obligors on the underlying assets not covered by any credit support. In addition, certain classes of pass through certificates may be subordinated to other classes in their rights to distributions.

     Liquidity. The bonds in the trust may not have been registered under the Securities Act and may not be exempt from the registration requirements of the Securities Act. Many of the bonds may not be listed on a securities exchange. Whether or not the bonds are listed, the principal trading market for the bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the bonds are limited or absent. The trust may also contain non-exempt bonds in registered form which have been purchased on a private placement basis. Sales of these bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

     Litigation and Legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

     Significant unitholders risk. There may be unitholders of the trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of the trust.

                              The Secondary Market

     Although it is not obligated to do so, the sponsor intends to maintain a market for the units of the trust and continuously to offer to purchase units of the trust during the initial offering period at prices based upon the aggregate offering price of the securities in the trust, and thereafter at prices based on the aggregate bid price of the related securities. After the initial offering period, the sponsor's repurchase price shall be not less than the redemption price plus accrued interest through the expected date of settlement. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." Any units repurchased by the sponsor may be reoffered to the public by the sponsor at the Public Offering Price at such time, plus accrued interest.

     If the supply of units of any series exceeds demand, or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the securities. The sponsor does not in any way guarantee the enforceability, marketability, or price of any security in the portfolio or of the units of the trust. In the event that a market is not maintained or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the underlying securities. In the event that a market is not maintained for the units of the trust, a unitholder may be able to dispose units by tendering such units to the trustee for redemption at the redemption price, which is based upon the aggregate bid price of the underlying securities. The aggregate bid price of the securities in the trust may be expected to be less than the aggregate offering price. A unitholder should inquire of the sponsor as to current market prices prior to making a tender for redemption to the trustee. See "How to Sell Your Units--Redemption" and "General Information--Guggenheim Funds."

     Estimated Current Return and Estimated Long-Term Return to Unitholders

     The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes that such sales of securities will be made on a pro rata basis. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust; and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Estimated Long-Term Return is an estimate and may assume call or retirement activity that is different from actual circumstances. In such cases, the Estimated Long-Term Return set forth under "Summary of Essential Information" may overestimate actual return.

     Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                                   Tax Status

     This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay deferred sales fees, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the trust may also be subject to a 3.8% "Medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gains dividends may be taxed at a higher stated tax rate. Capital gains may also be subject to the Medicare tax described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or up to 30 business days before your trust terminates. By electing to receive an in-kind distribution, you will receive trust securities plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016.

                             Rights of Unitholders

     Ownership of Units. Ownership of units of the trust will not be evidenced by certificates. All evidence of ownership of units will be recorded in book-entry form at Depository Trust Company ("DTC") through an investor's broker's account. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

     Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee. Record holders must sign such written request exactly as their names appear on the records of the trustee.

     Fractions of units, if any, will be computed to three decimal places.

     Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See "Essential Information," "Rights of Unitholders--Expenses and Fees" and "How to Sell Your Units--Selling Units."

     The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units.

     The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

     Record dates for interest and principal distributions will be the 15th day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold, or when fees and expenses increase or decrease, or if issuers or insurers are unwilling or unable to pay distributions when due.

     As of the last business day of each month, the trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust. See "Rights of Unitholders--Expenses and Fees." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "How to Sell Your Units--Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

     Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made.

     In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

     Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the redemption price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

     Expenses and Fees. Investors will bear all or a portion of the costs incurred in organizing the trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.

     The trustee's, sponsor's supervisory, bookkeeping and administrative and sponsor's evaluation fees are set forth under "Fees and Expenses." The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decreased during that period. The sponsor's supervisory fee, bookkeeping and administrative and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Guggenheim Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year. The trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of the trust.

     The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal." For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The trustee's fee, bookkeeping and administrative fees and the sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

     Other Charges. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or the trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust's registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee's fee, when paid by or owing to the trustee, are secured by a lien on the trust. The trustee is empowered to sell bonds in order to make funds available to pay all expenses. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     Reports and Records. The trustee shall furnish unitholders of a trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (iii) a list of the bonds held and the number of units outstanding on the last business day of such calendar year; (iv) the redemption price per unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.

     The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including a current list of bonds in the trust and a copy of the Trust Agreement.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

     The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the redemption price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

     The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

     At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash. You can generally request an in-kind distribution of the bonds underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for bonds traded and held in the United States and is not available within 30 business days of the trust's termination. In-kind distribution requests that occur during the primary offering period will only be granted if approved by the sponsor. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the bonds underlying units of your trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those bonds.

     Computation of Redemption Price per Unit. The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This redemption price per unit is each unit's pro rata share, determined by the trustee, of: (i) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below); (ii) cash on hand in the trust (other than cash covering contracts to purchase bonds); and (iii) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of a trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation and
(d) unpaid organization costs. The evaluator, generally based upon prices provided by a pricing service, may determine the value of the bonds in the trust
(i) on the basis of current bid prices for the bonds; (ii) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds; (iii) by appraisal; or (iv) by any combination of the above.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be 0.90% to 1.00% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation. For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see "Public Offering--Offering Price"). Units held by the sponsor may be tendered to the trustee for redemption as any other units. In addition, the sponsor may tender units for redemption that were initially allocated to the sponsor on the Inception Date if the sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the trust.

     The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering--Other Compensation and Benefits to Broker-Dealers").

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, LLC. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the Trust Agreement.

     The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

     Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary. The sponsor may also instruct the trustee to sell bonds in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust.

     It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

     The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

     Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

     Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders" and "General Information--Guggenheim Funds--Resignation."

     Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

     Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see "Public Offering--Offering Price."

     Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                Amendment and Termination of the Trust Agreement

     The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (i) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein; (ii) to change any provision required to be changed by the Securities and Exchange Commission; (iii) to maintain the qualification of the trust as a regulated investment company; or (iv) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 66 2/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

     A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the par value of the trust falls below $200 per unit. The trustee shall notify the sponsor when the par value of the bonds in a trust is less than $2,000,000. A trust may also be terminated
(i) by the consent of 66 2/3% of the units; or (ii) by the trustee in certain circumstances. In addition, the sponsor may direct the trustee to terminate the trust if the sponsor is unable to sell more than 60% of the units initially authorized and the net worth of the trust is reduced to less than 40% of the aggregate value of the bonds in the trust. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                                    Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                          Description of Bond Ratings

     Standard & Poor's Rating. A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

     AAA -- An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated "A" is somewhat susceptible to the adverse economic conditions and changes in circumstances.

     BBB -- An obligation rated "BBB" exhibits adequate capacity to meet financial commitments, but more subject to adverse economic condition.

     BBB- -- Considered the lowest investment-grade by market participants.

Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB+ -- Considered highest speculative grade by market participants.

     BB -- An obligation rated "BB" is less vulnerable in the near-term but faces major ongoing uncertainties or exposure to adverse business, financial and economic conditions.

     B -- An obligation rated "B" is more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.

     CCC -- An obligation rated "CCC" is currently vulnerable and dependent upon favorable business, financial and economic conditions to meet its financial commitments.

     CC -- An obligation rated "CC" is currently highly vulnerable.

     C -- A "C" rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the "C" rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D -- An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) -- The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.


            Report of Independent Registered Public Accounting Firm


Unitholders
Guggenheim Defined Portfolios, Series 1339

     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 11, 12 and 13 of this prospectus, of Guggenheim Defined Portfolios, Series 1339, as of August 14, 2015, the Inception Date. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of securities owned, cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of August 14, 2015, by correspondence with the trustee. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 1339, as of August 14, 2015, in conformity with accounting principles generally accepted in the United States of America.


                                                          /s/ Grant Thornton LLP


Chicago, Illinois
August 14, 2015

Guggenheim Defined Portfolios, Series 1339

Statement of Financial Condition
as of the Inception Date, August 14, 2015

Investment in bonds
Sponsor's contracts to purchase underlying securities backed by
    letter of credit (1)(2)                                     $    8,397,365
    Cash (3)                                                            48,263
    Accrued interest receivable (4)                                    137,295
                                                                --------------
         Total                                                  $    8,582,923
                                                                ==============
Liabilities and interest of unitholders
Liabilities:
    Amount due to Trustee (4)                                   $      137,295
    Organization costs and transactional sales fee                      48,263
                                                                --------------
         Total                                                         185,558
                                                                --------------
Interest of unitholders:
    Cost to unitholders (5)                                          8,702,368
    Less: transactional sales fee (6)                                  256,740
    Less: organization costs (7)                                        48,263
                                                                --------------
    Net interest of unitholders                                      8,397,365
                                                                --------------
         Total                                                  $    8,582,923
                                                                --------------
Number of units                                                          8,208
                                                                ==============
Net Asset Value per Unit                                        $     1,023.07
                                                                ==============


-------------
(1) Aggregate cost to the trust of the bonds listed under "Trust Portfolio" are based on offering side valuations determined by the evaluator, based upon prices provided by Standard & Poor's Securities Evaluations, on the basis set forth under "Public Offering-- Offering Price."

(2) An irrevocable letter of credit issued by The Bank of New York Mellon has been deposited with the trustee as collateral, covering the monies necessary for the purchase of the underlying securities according to their purchase contracts and accrued interest from the Inception Date to the expected dates of delivery.

(3) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.

(4) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the trustee will advance an amount equal to the accrued interest on the bonds as of the "First Settlement Date," plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.

(5) Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above under "Public Offering-- Offering Price."

(6) On the Inception Date, the maximum transactional sales fee is 2.95% of the Public Offering Price.


(7) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These costs have been estimated at $5.88 per unit for the trust and will not be assessed to units that are redeemed prior to the close of the initial offering period.


Contents


                                  Investment Summary
-----------------------------------------------------------
A concise     2  Overview
description   2  Investment Objective
of essential  2  Principal Investment Strategy
information   3  Bond Selection
about the     3  Guggenheim Partners Investment Management,
portfolio          LLC (GPIM)
              3  Future Trusts
              4  Essential Information
              4  Types of Bonds
              4  Countries
              4  Bond Ratings
              5  Summary of Essential Financial Information
              6  Principal Risks
              8  Taxes
              9  Distributions
              9  Market for Units
              9  Who Should Invest
             10  Fees and Expenses
             10  Example
             11  Trust Portfolio


                          Understanding Your Investment
-----------------------------------------------------------
Detailed     14  The Trust
information  14  Public Offering
to help you  18  Underwriting Concessions
understand   19  Underwriting
your         20  Investment Risks
investment   26  The Secondary Market
             27  Estimated Current Return and Estimated
                   Long-Term Return to Unitholders
             28  Tax Status
             30  Rights of Unitholders
             34  How to Sell Your Units
             37  General Information
             40  Amendment and Termination
                   of the Trust Agreement
             41  Experts
             41  Description of Bond Ratings
             44  Report of Independent Registered Public
                   Accounting Firm
             45  Statement of Financial Condition


Where to Learn More
-----------------------------------------------------------
You can contact us for Visit us on the Internet
free information about http://www.guggenheiminvestments.com
these investments.     Call Guggenheim Funds (800) 345-7999
                       Pricing Line (888) 248-4954
                       Call The Bank of New York Mellon
                       (800) 701-8178 (investors)
                       (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
        -----------------------------------------------------
Write:  Public Reference Section, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Section)


Refer to:
  Guggenheim Defined Portfolios, Series 1339
  Securities Act file number: 333-204681
  Investment Company Act file number: 811-03763


When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS


Guggenheim Short Duration High Yield Trust, Series 42


Guggenheim Defined Portfolios Series 1339

DATED AUGUST 14, 2015




                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                   INSURER/POLICY NO.                           AMOUNT

            National Union Fire Insurance
            Company of Pittsburgh,                            $4,000,000
            Pennsylvania
            5692790


     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits


                                   SIGNATURES

     The Registrant, Guggenheim Defined Portfolios, Series 1339 hereby identifies Guggenheim Defined Portfolios, Series 1344, Guggenheim Defined Portfolios, Series 1335, Guggenheim Defined Portfolios, Series 1334, Guggenheim Defined Portfolios, Series 1331, Guggenheim Defined Portfolios, Series 1325, Guggenheim Defined Portfolios, Series 1321, Guggenheim Defined Portfolios, Series 1319, Guggenheim Defined Portfolios, Series 1317, Guggenheim Defined Portfolios, Series 1314, Guggenheim Defined Portfolios, Series 1309, Guggenheim Defined Portfolios, Series 1308, Guggenheim Defined Portfolios, Series 1302, Guggenheim Defined Portfolios, Series 1300, Guggenheim Defined Portfolios, Series 1297, Guggenheim Defined Portfolios, Series 1294, Guggenheim Defined Portfolios, Series 1287, Guggenheim Defined Portfolios, Series 1285, Guggenheim Defined Portfolios, Series 1284, Guggenheim Defined Portfolios, Series 1274, Guggenheim Defined Portfolios, Series 1273, Guggenheim Defined Portfolios, Series 1272, Guggenheim Defined Portfolios, Series 1269, Guggenheim Defined Portfolios, Series 1263, Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1339 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 14th day of August 2015.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1339
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)

                                                                  By /s/ Amy Lee
                                                                  --------------
                                                                         Amy Lee
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

   SIGNATURE*                           TITLE                                  DATE

                                                                           )
                                                                           )   By:    /s/ Amy Lee
                                                                           )          -----------
                                                                           )          Amy Lee
                                                                           )          Attorney-in-Fact*
DONALD C.  CACCIAPAGLIA*                Chief Executive Officer and        )
                                        President of Guggenheim Funds      )          August 14, 2015
                                        Distributors, LLC                  )
                                                                           )
DOMINICK COGLIANDRO*                    Chief Operating Officer of         )          August 14, 2015
                                        Guggenheim Funds Distributors,     )
                                        LLC                                )
                                                                           )
JULIE JACQUES*                          Treasurer of Guggenheim Funds      )          August 14, 2015
                                        Distributors, LLC                  )
                                                                           )
JULIE JACQUES*                          Principal Financial Officer of     )          August 14, 2015
                                        Guggenheim Funds Distributors,     )
                                        LLC                                )

FARHAN SHARAFF                          Chief Investment Officer of
                                        Guggenheim Funds Distributors,
                                        LLC

/s/ Amy Lee                             Vice President and Secretary of               August 14, 2015
-----------                             Guggenheim Funds Distributors,
AMY LEE                                 LLC

-------------
* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1301 on February 26, 2015.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-84826) filed on February 6, 2002).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1301 (File No. 333-202306) filed on February 26, 2015).